UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHWEST AIRLINES CORPORATION (DEBTOR-IN-POSSESSION)
(Exact name of registrant as specified in its charter)
Delaware	41-1905580
(State or other incorporation or organization)	(I.R.S. Employer Identification No.)
2700 Lone Oak Parkway, Eagan, Minnesota	55121
(Address of principal executive offices)	(Zip Code)

If the form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If the form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Securities to be Registered.

General

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 the common stock, $0.01 par value (the “Common Stock”), of Northwest Airlines Corporation (the “Company”). Upon the Company’s emergence from Chapter 11 bankruptcy proceedings (the “Bankruptcy Proceedings”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in cases captioned “In re Northwest Airlines Corporation, et al., Case No. 05-17930 (ALG),” the Company’s common stock outstanding prior thereto will be cancelled and the Company will issue shares of Common Stock pursuant to the First Amended Joint and Consolidated Plan of Reorganization under Chapter 11, as amended and supplemented (the “Plan”). The Common Stock will be governed by the Company’s Amended and Restated Certificate of Incorporation to be filed by the Company with the State of Delaware and its Amended and Restated Bylaws, both of which will become effective upon the Company’s emergence from the Bankruptcy Proceedings.

The following describes matters to be in effect upon the Company’s emergence from the Bankruptcy Proceedings pursuant to the Plan, does not purport to be complete and is subject to and qualified by the full terms of the capital stock, as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.

Authorized Capital Stock

The Company has authority to issue 400,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share.

Information Pertaining to the Capital Stock

Common Stock

Voting Rights

All shares of our Common Stock have identical rights and privileges. The holders of shares of our Common Stock are entitled to vote on all matters submitted to a vote of our stockholders, including the election of directors. On all matters to be voted on by holders of shares of our Common Stock, the holders are entitled to one vote for each share of our Common Stock held of record, and have no cumulative voting rights. Such right to vote shall be subject to the right of the board of directors of the Company to fix a record date for voting stockholders.

Dividend Rights

Subject to limitations under the Delaware General Corporation Law (the “DGCL”), preferences that may apply to any outstanding shares of preferred stock and contractual restrictions, holders of our Common Stock are entitled to receive ratably dividends or other distributions when and if declared by the Company’s board of directors. The Company’s financing facility in place upon our emergence from the Bankruptcy Proceedings prohibits the payment of dividends. In addition to requiring a waiver or elimination of such prohibition, the payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of our board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the DGCL to pay dividends.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, after the payment in full of all amounts owed to our creditors and holders of any outstanding shares of our preferred stock, the remaining assets of the Company will be distributed ratably to the holders of shares of our Common Stock. The rights, preferences and privileges of holders of shares of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future without stockholder approval.

Assessments and Liability.

Holders of our Common Stock are not subject to further calls or assessments as a result of their holding shares of the Common Stock. No personal liability will attach to holders of our Common Stock under the laws of the State of Delaware (the Company’s state of incorporation) or of the State of Minnesota (the state in which the Company’s principal place of business is located).

Other Rights

Holders of our Common Stock do not have pre-emptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Certificate of Incorporation, the Company’s board of directors is authorized to issue from time to time, without stockholder approval, up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the Company’s board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See “Anti-takeover Effects of Provisions of the DGCL and Provisions In Our Amended and Restated Certificate of Incorporation and Bylaws and the Rights Plan - Stockholder Rights Plan” below.

Anti-takeover Effects of Provisions of the DGCL and Provisions In Our Amended and Restated Certificate of Incorporation and Bylaws and the Rights Plan

The DGCL contains, and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain, a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Section 203

We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

No Written Consent of Stockholders

Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Foreign Ownership Limitation.

The Company’s Amended and Restated Certificate of Incorporation limits the total number of shares of equity securities held by all persons who fail to qualify as citizens of the United States to no more than 25% of the voting power of the Company’s outstanding equity securities. In the event that this threshold is exceeded, the number of votes such holders will be entitled to vote shall be reduced pro rata by such amount so that their aggregate voting power equals this threshold amount. The Amended and Restated Certificate of Incorporation provides that the Company may require a certification from holders of its Common Stock as to the amount of equity securities held by holders who are not citizens of the United States.

Transfer Restrictions.

The Amended and Restated Certificate of Incorporation provides that, except as may otherwise be agreed to by the Company’s board of directors, any attempted transfer of the Common Stock prior to the expiration of two years after the effective date of the Plan will be prohibited and void if such transfer would cause the percentage of New Common Stock that such transferee or any other person owns or would be treated as owning (applying specific computational rules) to increase to 4.95% or above, or where the transfer would cause an increase in such ownership percentage from 4.95% or above to a greater ownership percentage.

The Amended and Restated Certificate of Incorporation also contains similar provisions restricting the ability of persons who own or would be treated as owning 5% or more of the outstanding Common Stock (applying specific computational rules) to dispose of their shares without consent of the Company’s board of directors during the term of the transfer restrictions.

The Amended and Restated Certificate of Incorporation provides that these restrictions are subject to an extension of up to three years if the Company’s board of directors determines in its reasonable discretion that such extension is necessary to preserve the value of the Company’s net operating losses under section 382 of the Internal Revenue Code.

Stockholder Rights Plan

The Company intends to adopt a stockholder rights plan, or “poison pill.” Under the rights plan, each share of Common Stock issued by the Company will have a right attached to it that is exercisable upon the occurrence of certain events, including the acquisition by any air carrier with passenger revenues in excess of approximately $1 billion per year (as such amount may be increased based on increases in the Consumer Price Index from 2000) (a “Major Carrier”), a holding company of a Major Carrier or any of their respective affiliates acquires beneficial ownership of 20% or more of the Company’s outstanding Common Stock or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 20% or more of the Company’s outstanding Common Stock. Once exercisable, the rights will entitle the stockholders (other than the acquiring person or group) to acquire Common Stock of the Company (or in some cases, of the acquiring person) at a substantial discount to the market price.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Shareholder Services, Inc.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit
3.1*	Form of Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Bylaws

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 16, 2007

NORTHWEST AIRLINES CORPORATION

By:	/s/ Michael Miller
	Name:	Michael Miller
	Title:	Vice President - Law and Secretary